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                                                                 Exhibit (a)(11)


                 PRO-FAC COOPERATIVE COMPLETES EXCHANGE OFFER;
            PREFERRED STOCK NOW TRADES ON NASDAQ NATIONAL MARKET(1)

     ROCHESTER, NY, October 11, 1995... Pro-Fac Cooperative, Inc., a farmer cooperative based in Rochester, N.Y., announced today that it has successfully completed its offer to exchange an existing class of preferred stock for a new class of preferred stock. The offer required that at least 500,000 shares be validly tendered by the expiration date of October 10. As of that date, 2.8 million, or 92 percent of the total outstanding shares, were exchanged. Trading for the new stock began today on the Nasdaq National Market System. The new stock will trade under the symbol PFACP.

     'We are pleased that this exchange was successfully completed,' said Michigan Pro- Fac member and board president Bruce Fox, 'and that these shares can now be traded on Nasdaq. Our goal has always been to provide more liquidity for Pro-Fac members' stock and we firmly believe that this new preferred stock and Nasdaq listing will help do so.' Terms of the new cumulative preferred stock include a fixed, cumulative dividend of $1.72 annually, payable quarterly at $.43 per share, and a liquidation value of $25 per share.

     The market makers for the stock are Dillon, Read & Co. Inc. and First Albany Corporation. The transfer agent is Harris Trust and Savings Bank, of New York City.


     Pro-Fac is an agricultural marketing cooperative with about 650 members nationwide who grow fruits, grains and vegetables for(2) Curtice Burns Foods.(3) Curtice Burns[, a wholly-owned


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         (1) The  following is the text of the national press release of Pro-Fac related to the exchange offer. Pro-Fac is also issuing seven regional press releases that are identical to the national press release except as indicated herein.

         (2) The following text is included in each of the regional press releases: 'its wholly-owned subsidiary,'

         (3) The following text is included in each of the respective regional press releases:

     a. In Pennsylvania, 20 members market about 20,000 tons of potatoes through the Snyder of Berlin Division of Curtice Burns.

     b. In Michigan, 200 members market about 35,000 tons of tart cherries, apples, asparagus, blueberries, carrots, plums and peaches through the Comstock Michigan Fruit division of Curtice Burns.


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subsidiary of  Pro-Fac,](4)  processes and markets a variety of product lines of
regional  branded,   private  label  and  foodservice   products  through  eight
autonomously managed divisions located throughout the United States.


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     c. In Illinois,  70 members  market about  normally  20,000 tons of popcorn through the Comstock Michigan Fruit division of Curtice Burns.

     d. In Nebraska, 30 members market about normally 9,000 tons of popcorn through the Comstock Michigan Fruit division of Curtice Burns.

     e. In New York, 265 members market about 330,000 tons of various fruits and vegetables, including tart cherries, apples, snap beans, sweet corn, peas, beets, cabbage and other crops through the Comstock Michigan Fruit division of Curtice Burns.

     f. In the Pacific Northwest, 50 members market about 26,000 tons of cucumbers and potatoes through the Nalley's and Tim's Cascade Chips divisions of Curtice Burns.

     g. In the Southeast, 11 members market about 12,000 tons of leafy greens, southern peas, turnip roots and chipping potatoes through the Southern Frozen Foods and Snyder of Berlin (located in Pennsylvania) divisions of Curtice Burns.

         (4) The bracketed language is included only in the national press release.

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